SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended

16 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

July 16, 2010

WELL INTEGRITY TEST CONTINUES ON MC252 WELL

Following installation of the capping stack and in line with the procedure approved by the National Incident Commander and Unified Area Command, the well integrity test on the MC252 well started last night with full closer of the choke valve occurring at approximately 8.25pm UK time.

The well integrity test will last at least 6 hours and could last up to 48 hours. During the test, the three ram capping stack is closed, effectively shutting in the well and all sub-sea containment systems (namely, the Q4000 and Helix Producer systems) have been temporarily stopped. Although it cannot be assured, it is expected that no oil will be released to the ocean during the test. Even if no oil is released during the test, this will not be an indication that oil and gas flow from the wellbore has been permanently stopped.

Information gathered during the test will be reviewed with the relevant government agencies, including the federal science team, to determine next steps.

The sealing cap system never before has been deployed at these depths or under these conditions, and its efficiency and ability to contain the oil and gas cannot be assured.

During the well integrity test, operations on the first relief well have been temporarily stopped while the well was at 17,840 ft as a precaution.  Operations on the second relief well have been temporarily suspended at 15,874 feet to ensure that there is no interference with the first relief well. The relief wells remain the sole means to permanently seal and isolate the well.

BP Press Office London: +44 (0)20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  16 July, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary